
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 22, 2008

Mr. Michael Inglese
Chief Financial Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, CT 06902

> **RE:** **Form 10-K for the fiscal year ended December 31, 2007**
> **Form 10-Q for the period ended March 31, 2008**
> **File No. 1-32959**

Dear Mr. Inglese:

We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

2. We have reviewed your response to comment 2 of our letter dated May 29, 2008. Notwithstanding the fact that the maintenance payments are made to you by a lessee under an operating lease, its appears that the terms of the maintenance payments under these operating leases are sufficiently different than lease rental income such that these cash receipts and payments may require separate reporting within the statement of cash flows. We have the following comments in this regard.

- We note that you generally have an obligation to reimburse the lessee, or a future lessee, upon receipt of evidence of qualifying maintenance work. It therefore appears that maintenance payments are more akin to the financing activities identified in paragraph 18 of SFAS 95 rather than operating activities.
- We further note that only the maintenance payments not remitted to the lessee in the form of reimbursement during the term of the relevant lease will be recognized in the determination of net income when the Company can reasonably estimate the amount by which such payments exceed the costs to be incurred by the lessee in performing scheduled payments. Paragraph 24 of SFAS 95 states that when cash flows have aspects of more than one class of cash flow, the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item. Since we assume that most of the maintenance payments will be remitted to the lessees, it would appear appropriate to reflect maintenance payments as financing activities.
- You further indicate that maintenance payments are appropriately classified as an operating activity as its purpose is the receipt of sufficient funds available to pay maintenance expenditures by the lessee, otherwise this would be a cost (and an expense) borne by the Company as lessor. However, we note from your disclosure under the caption Maintenance Payments on page F-10 that these payments are for heavy maintenance, overhaul or replacement of certain

high-value components of the aircraft. Based on this disclosure it appears that these costs may be capitalized and therefore reflected within your investing activities if you were to incur such costs yourself. Please revise or advise.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Jeffrey
Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant
Chief Accountant, at (202) 551-3691.

                        Sincerely,

                        Rufus Decker
                        Accounting Branch Chief